

December 16, 2011

Via E-mail
David J. Turner, Jr.
Chief Financial Officer
Regions Financial Corporation
1900 Fifth Avenue
Birmingham, AL 35203

      Re: **Regions Financial Corporation**
               Form 10-K for Fiscal Year Ended December 31, 2010
               Filed February 24, 2011
               Form 10-Q for Quarterly Period Ended June 30, 2011
               Filed August 4, 2011
               Form 10-Q for Quarterly Period Ended September 30, 2011
               Filed November 3, 2011
               File No. 000-50831

Dear Mr. Turner:

      We have reviewed your filings and your August 18, 2011 response to our comment letter dated August 4, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors

1.   In future filings please include a risk factor discussion describing the risks related to second lien loans. The discussion should include:

- A statement that you are unable to track the payment status of first lien loans held by other institutions, including the payment status related to loan modifications;

- The percentage of your loan portfolio that consist of home equity lines of credit; and

- Disclosure that none of your home equity lines of credit have converted to amortizing status and the vast majority will not convert to amortizing status until 2020.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Portfolio Characteristics, page 96

Home Equity, page 99

2.   Refer to your response to prior comment three and your disclosure on page 60 of your September 30, 2011 Form 10-Q, and please address the following related to your home equity loans and lines of credit:

- We note your disclosure that in the current environment, second liens in areas experiencing declines in home prices, such as Florida, perform similar to an unsecured portfolio, and that short sale offers and settlement agreements are often received by the home equity junior lien holders well before the loan balance reaches the delinquency threshold for charge-off consideration (which is 120 days per page 27 of your Form 10-Q), potentially resulting in a full balance payoff/charge-off.   Please tell us how the performance of home equities as an unsecured portfolio and the charge-off threshold of 120 days as opposed to 180 days for other secured loans, including first liens, impact your allowance for home equity loan loss calculation.

- You state that you are unable to track payment status on first liens held by another institution, including payment status related to loan modifications. Considering that there could be situations where your second line is paying, but the first lien is not (and you are not aware of the first lien's payment status), please tell us how you consider this lack of information related to first liens underlying your second liens in your calculation of the allowance for second lien home equity loan losses.

- You also state that you qualitatively consider factors such as periodic updates of FICO scores, unemployment, home prices, and geography as credit quality indicators for consumer loans. Please tell us what you mean by qualitatively consider, and discuss how these credit quality indicators, especially FICO scores and home prices that you appear to track on a regular basis, are considered in your allowance for home equity loan loss methodology.

- Please explain to us the specific distinctions you make in terms of incidence and severity in your home equity allowance methodology as compared to your secured portfolio allowance methodology and how your methodology for second liens differs from your methodology for first liens. For example, clarify whether you assume 100% loss severity on your second liens.

Note 5 – Allowance for Credit Losses, page 141

3.   We note your response to prior comment 10 and your expanded disclosures on page 70 of
        your September 30, 2011 Form 10-Q. In order to provide further insight into the credit
        quality characteristics of your consumer loan portfolio, please further disaggregate your
        FICO stratifications beyond the "Below 620" and "620 and Above" stratifications
        currently used.

Note 9 – Foreclosed Properties, page 151

4.   We note your response to prior comment 11 where you indicate that you get updated
        valuations for non-performing loans on at least an annual basis, and that those valuations
        are discounted from the most recent appraisal to consider declines in property values.
        Please respond to the following:

        • Provide further details regarding the discounting process used for these older
          appraisals. For example, tell us if you use a matrix approach and fix the level of
          discount applied by type of loan and age of appraisal, or whether the analysis is more
          loan by loan;

        • Tell us what types of procedures you perform to back test or validate that the discount
          percentages are appropriate; and

        • Expand your disclosure to discuss how the declines in real estate valuations are
          included within the loss given default estimates within the allowance calculation and
          how frequently these estimates are updated.

Note 21 – Fair Value Measurements

Items Measured at Fair Value on a Non-Recurring Basis, page 184

5.   We note your response to prior comment 12 regarding the adjustments you may make to
        real estate appraisals obtained for your foreclosed property, other real estate and loans
        held for sale. Please respond to the following:

        • Please tell us the typical timeframe between the ordering of the appraisal, receipt of
          the appraisal, and review by your internal department;

        • Your response indicates that the gross mutually-agreed decrease adjustments were on
          average a decrease of 24%. Please clarify the circumstances driving the significant
          adjustments. For example, tell us whether these are principally driven by the
          valuations on certain types of properties where you have experienced lower exit
          values that differ from appraisal values, as discussed in your response;

- We note your disclosure on page 54 of your September 30, 2011 Form 10-Q where you indicate that professional valuations are considered Level 2 measurements because they are largely based on observable inputs. Your disclosure also states that internally adjusted valuations are considered Level 3 measurements because management uses assumptions that may not be observable in the market. In light of the fact that your response indicates that approximately 6% of your appraisals resulted in the valuation firm adjusting their value conclusions, please tell us why 72% of your assets measured at fair value on a non-recurring basis were classified as Level 3;

- Please clarify whether you would consider valuations where the decreases or increases were mutually agreed to by the valuation firm to be Level 2 or Level 3 measurements; and

- Please expand your disclosure in future filings to discuss the fact that adjustments to market value conclusions are discussed with the valuation firm and give an indication of the magnitude of the adjustments that are not mutually agreed upon.

Form 8-K filed July 26, 2011

6. We note your response to prior comment 14 where you indicated that you would label pre-tax pre-provision net revenue (or similarly titled measures) as non-GAAP in future filings. However, we note your disclosure on page eight of your third quarter earnings release furnished as Exhibit 99.1 on October 25, 2011 and on page eight of your third quarter supplement furnished as Exhibit 99.2 that you continue to label pre-tax pre-provision income as a GAAP measure. Please revise future filings to remove any reference to this measure as a GAAP measure, and clearly label the measure as non-GAAP, as previously agreed in your response to prior comment 14.

Form 10-Q for Quarterly Period Ended June 30, 2011

Item 6. Exhibits

7. We note the forms of change-in-control agreements you filed as exhibits to the Form 10-Q. Please tell us why you have not filed any Forms 8-K reporting entry in the change-in-control agreements with the three executive officers.

Form 10-Q for Quarterly Period Ended September 30, 2011

Note 3 – Loans and the Allowance for Credit Losses, page 13

8. We note your disclosure on page 13 that in June 2011, you completed the purchase of approximately $1.2 billion of Regions-branded credit card accounts from FIA Card

> Services. Your disclosure goes on to state that during the third quarter of 2011, you allocated $84 million to the allowance for loan losses. Please tell us why this transaction resulted in an allocation of amounts to the allowance for loan losses.

Modification Activity: Commercial and Investor Real Estate Portfolio Segments, page 26

9.   We note your disclosure on page 26 that generally TDRs remain identified as TDRs for the term of the loan, but that there may be circumstances where the borrower's financial condition improves such that the borrower is no longer in financial difficulty and the loan is subsequently renewed, and the modified loan is not considered a TDR. Please tell us the following:

- Please quantify the balance of loans that have been removed from TDR status due to these types of modifications.

- Describe the circumstances under which you would modify a loan in this manner. Describe the types of modifications made under this policy (i.e. interest rate, additional collateral, additional guarantors, etc.) and identify the modifications you do most often.

- Clarify whether you believe these borrowers could have obtained similar financing elsewhere at current market rates.

- Clarify whether you have removed the loans from TDR status due to the new terms not representing a concession or whether the borrowers were no longer experiencing financial difficulty, or both.

- Given that these loans were already considered to be TDRs with modified terms, please tell us how the new terms compared to the terms of the original loan, as well as the restructured terms of the loan. In this regard, tell us whether the new terms would have represented a concession if the original loan had not already been modified. Tell us whether you routinely make modifications such as these in the normal course of business to borrowers who are performing according to the restructured contractual terms of the loan.

- Clarify whether you account for these loans as new loans in accordance with ASC 310-20-35-9 and if so, provide your basis for doing so.

- Tell us in detail how you determined that the TDR status should be removed from these loans upon modification instead of after the one year period set forth in ASC 310-40-50-2, particularly if you concluded that these loans do not constitute new loans under paragraphs 9-11 of ASC 310-20-35.

- Tell us whether you evaluate these loans individually for any subsequent impairment. If not, tell us if you evaluate these loans as a separate pool when determining the appropriate level of allowance for loan losses, and tell us if the default rates on these modified loans are higher than similar loans that have not experienced credit quality deterioration. If so, please revise your disclosures to discuss that fact and discuss why you believe that trend is occurring.

10. We note your disclosure regarding A/B note restructurings and the fact that an appropriately underwritten A-note will allow for an ultimate return to accrual status upon charge-off of the B-note and a satisfactory period of performance of the A-note (generally six months). Please clarify whether you would ever remove an A-note from TDR classification after a satisfactory period of performance. If so, please describe those circumstances, provide your support in the accounting literature, and quantify the dollar amount of loans meeting your criteria.

Troubled Debt Restructurings, page 23

Defaulted TDRs, page 29

11. We note your disclosure on page 29 that commercial and investor real estate loans which were on non-accrual status at the time of the latest modification are not included in the default table above, as they are already considered to be in default at the time of the restructuring. Please clarify how you concluded that the exclusion of these loans from the table complies with the guidance in ASC 310-10-50-34 which indicates that the data is to present receivables modified in TDRs within the previous 12 months for which there was a payment default during the period. As part of your revised disclosure, please clarify whether any of these loans excluded from the table have experienced a payment default during the period.

12. We note your disclosure on page 29 that as of September 30, 2011, you had restructured binding unfunded commitments totaling $168 million where a concession was granted and the borrower was in financial difficulty. Please respond to the following:

- Please provide additional detail regarding the circumstances surrounding these restructurings. For example, discuss how frequently these restructurings are performed, discuss the types of terms changed, and the typical length of the concessions;

- Discuss whether you would classify the loan that is ultimately funded from this restructured unfunded commitment as a TDR, and if not, why not;

- We note your disclosure on page 71 that your reserve for unfunded commitments increased from $71 million to $86 million at September 30, 2011. Tell us whether the

        increase was due, at least in part, to the TDRs performed. Additionally, clarify
whether re-defaults are factored into your reserve, and if so, how.

Note 4 – Loan Servicing, page 29

13.   We note your rollforward of mortgage servicing rights during the three and nine months
ended September 30, 2011. Please tell us, and separately quantify, the main drivers of
the $116 million reduction in fair value of these assets during the nine months ended
September 30, 2011. As part of your response, please separately discuss whether the
decrease was caused by an increase in servicing costs. Additionally, to the extent that the
driver is mainly due to changes in interest rates and prepayment speeds, please tell us
why the amounts are so much larger than indicated by your sensitivity disclosures
provided on page 147 of your 2010 Form 10-K.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Credit Quality, page 65

Allowance for Credit Losses, page 70

14.   We note your disclosure on page 71 that for loans that are not specifically reviewed, you
use information from your ongoing review process to stratify the loan portfolio into pools
sharing common risk statistics. Please provide us with additional information about the
pools used as part of this process. For example, please respond to the following:

- Tell us the number of pools used in your allowance methodology as of September 30,
2011 and how they relate to your loan classes on page 17;

- To the extent that you have only one loan pool for your home equity portfolio, please
tell us how you concluded that there were a sufficient number of common risk
characteristics to aggregate, particularly due to the fact that loss rates and risk
weightings may be different depending on whether the home equity loan is in the first
or second lien position;

- Your disclosure on page 71 indicates that adjustments to the allowance calculated
using a pool approach are recorded through the provision for loan losses, or non-
interest expense, as applicable. Please enhance your disclosure in future filings to
address when adjustments to the allowance would be recorded through non-interest
expense.

Goodwill, page 77

15.   We note your discussion of the impairment test performed on your Banking/Treasury reporting unit during the three months ended September 30, 2011. Please respond to the following:

   •   We note from your disclosures that you use both an income and a market approach to value your reporting units. Please discuss the weighting for each of these two methodologies and describe any changes made to the weightings of the two methodologies over the past two years;

   •   To the extent there are significant variances in the two methodologies, please tell us whether you reconcile the two methodologies to try to capture the causes of the variances;

   •   We note your disclosure on page 78 you performed tests of goodwill for impairment during each quarter of 2010, and during the second, third and fourth quarter of 2009 in a manner consistent with the test conducted in the fourth quarter of 2008. Please address the changes to the test you made during the interim tests performed in 2011 as compared to your historical methodology;

   •   We note that you changed the control premium to 60% from 30% in prior periods due to the significant decline in market capitalization experienced in the banking sector during the third quarter of 2011.   Please tell us how you concluded such a dramatic increase in control premiums was appropriate, solely due to declines in market capitalization experienced during the sector. Please clarify any procedures performed to validate the appropriateness of the control premium, such as review of any transactions occurring in the financial sector during this period; and

   •   We note your disclosure on page 79 that a control premium of 60 percent and 30 percent result in an implied fair value of goodwill that exceeds the book value of goodwill by 24 percent and 15 percent, respectively. Please clarify if this fact is due to the market approach only being partially weighted in your analysis of the fair value of the reporting unit.

Short-Term Borrowings, page 82

16.   We note your disclosure on page 83 that the level of customer-related borrowings through repurchase agreements can fluctuate significantly on a day-to-day basis. We also note your disclosure on page 83 related to short-term borrowings that are used for funding purposes, including data related to the average amount outstanding during the period, maximum amount outstanding during the period, etc.   Given the variances in these balances during the period, please either revise future filings to provide comparative data for this class of short-term borrowings, or tell us why you do not

believe this disclosure is relevant. As part of your response, please tell us exactly how you differentiate between customer related borrowings under repurchase agreements and company funding sources.

You may contact Staci Shannon at (202) 551-3374 or Stephanie Hunsaker at (202) 551-3521 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director